UNITED STATES                                OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION             OMB Number:   3235-0145
          Washington, D.C.  20549                   Expires:   November 30, 1999
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                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              (Amendment No.     )*



                               The Shaw Group Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    820280105
                                 (CUSIP Number)

                                  July 14, 2000
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [x ]  Rule 13d-1(c)

     [  ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of  reporting  person,  I.R.S.  Identification  No.  of  above  person
     (entities only)

        Stone & Webster, Incorporated (Debtor-in-Possession), 13-5416910

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2.   Check the appropriate box if a member of a group

        (a)  (   )

        (b)  (   )

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3.   SEC use only

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4.   Citizenship or place of organization

        Delaware

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                   5.  Sole Voting Power
     Number of             1,606,248
     Shares            ----------------------------------
     Beneficially  6.  Shared Voting Power
     owned by              625,525
     each              ----------------------------------
     reporting     7.  Sole Dispositive Power
     person                1,606,248
     with              ----------------------------------
                   8.  Shared Dispositive Power
                           625,525

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9.   Aggregate amount beneficially owned by each reporting person

        2,231,773 shares

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10.  Check box if the aggregate  amount in row (9) excludes  certain shares (see instructions)

        (   )

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11.  Percent of class represented by amount in row 9

        Approximately 12.7%

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12.  Type of reporting person (see instructions)

        CO

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

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Item 1(a).   Name of Issuer:

                The Shaw Group Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                8545 United Plaza Boulevard, Baton Rouge, LA  70809

Item 2(a).   Name of Person Filing:

                Stone  &  Webster,   Incorporated   (Debtor-in-Possession)  (the
                "registrant")

Item 2(b).   Address or Principal Business Office or, if None, Residence:

                245 Summer Street, Boston, Massachusetts  02210

Item 2(c).   Citizenship:

                Delaware

Item 2(d).   Title of Class of Securities:

                Common Stock, $1.00 par value

Item 2(e).   CUSIP Number:

                820280105

Item 3.      This statement is filed  pursuant to  Rule  13d-1(b) or 13d-2(b) or
             (c), check whether the person filing is a:

             (a)  [  ]  Broker or Dealer registered under Section 15 of the Act

             (b)  [  ]  Bank as defined in Section 3(a) of the Act

             (c)  [  ]  Insurance Company as defined in Section 3(a)(19) of  the
                        Act

             (d)  [  ]  Investment  Company  registered  under  Section 8 of the
                        Investment Company Act

             (e)  [  ]  Investment  Advisor registered  under Section 203 of the
                        Investment Advisors Act of 1940

             (f)  [  ]  Employee Benefit Plan, Pension  Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

             (g)  [  ]  Parent Holding Company, in accordance with Rule 13d-1(b)
                        (ii)(G) (note:  see Item 7)

             (h)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.      Ownership

             (a)  Amount Beneficially Owned: 2,231,773 shares

             (b)  Percent of Class:   12.7%

             (c)  Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                            1,606,248
                  (ii)  shared power to vote or to direct the vote:
                            625,525
                  (iii) sole power to dispose or to direct the disposition of:
                            1,606,248
                  (iv)  shared power to dispose or to direct the disposition of:
                            625,525

Item 5.      Ownership of Five Percent or Less of a Class.

                 If this  statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                 Except  as set  forth in Item 7, to the best  knowledge  of the registrant, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Persons.

                 Of the  2,231,773  shares  beneficially  owned  by  registrant,
             369,837 shares are owned by Stone & Webster Group, Limited, the registrant's wholly-owned U.K. subsidiary and 255,688 shares are owned by Stone & Webster Canada Limited, the registrant's wholly-owned Canadian subsidiary.

Item 8.      Identification of Members of the Group.

                 Not applicable.

Item 9.      Notice of Dissolution of a Group.

                 Not applicable.

Item 10.     Certifications.

                 By signing  below,  I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 14, 2000            /S/  THOMAS L. LANGFORD
                                  ----------------------------------------------
                                       Thomas L. Langford
                                       President and Chief Restructuring Officer